April 28, 2021

Christina DiAngelo Fettig

John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow Investments Trust, File No. 333-254666

Dear Ms. DiAngelo Fettig and Mr. Grzeskiewicz:

On March 24, 2021, Arrow Investments Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 in connection with the proposed reorganization of the Reverse Cap Weighted U.S. Large Cap ETF (the “Existing Fund”), a series of ETF Series Solutions (“ESS”) into the Arrow Reverse Cap 500 ETF (the “New Fund”), a newly formed series of the Trust (the “Reorganization”). On April 13, 2021 Ms. DiAngelo Fettig provided verbal accounting comments to Krisztina Nadasdy with respect to the registration statement on form N-14 and, separately, Mr. Grzeskiewicz provided legal comments to the N-14 on April 23, 2021. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Accounting Comments

Comment 1.	Are there any differences in valuation practices between the Trust and ESS that will cause an adjustment on the merger date? If there are valuation differences, and the adjustment is material, please disclose in the capitalization table.

Response.	The Registrant does not anticipate any adjustments on the merger date, as all holdings of the Existing Fund are exchange listed.

Comment 2.	Will there be any repositioning of the Existing Fund’s securities in connection with the Reorganization?

Response.	The Registrant confirms that no repositioning of the Existing Fund’s securities is anticipated in connection with the Reorganization.

Comment 3.	In the Q&A section, under the question “Will the Reorganization result in higher fees for shareholders?” please disclose if the exclusions from the unitary fee are the same for the New Fund and the Existing Fund, and if there are differences, please state them.

Response.	The unitary fee exclusions for the New Fund and Existing Fund are identical, except that the advisory agreement for the Existing Fund specifically mentions accrued deferred tax liability as an exclusion. However, Arrow Investment Advisors, LLC (the “Adviser”) includes accrued deferred tax liability under

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“taxes,” which is a listed exclusion in the New Fund’s advisory agreement. The result is that the exclusions from the unitary fee are identical between the two funds.

Comment 4.	In the Q&A section, under the question “What happens if the Reorganization is not approved?” please disclose any other alternative arrangements if the Reorganization is not approved, in addition to liquidation (if any).

Response.	The Registrant notes that liquidation was the only alternative that was considered by the ESS board.

Comment 5.	On the cover page of the Combined Proxy Statement/Prospectus, please hyperlink any documents that are incorporated by reference.

Response.	The Registrant has hyperlinked all documents incorporated by reference in Pre-Effective Amendment No. 1 to the Registration Statement.

Comment 6.	In the Combined Proxy Statement/Prospectus, under the section “Fees and Expenses” please disclose any differences between the New Fund and the Existing Fund with respect to exclusions from the unitary fee.

Response.	The Registrant directs the Staff to its response to Comment No. 3 above and confirms that there are no differences between the New Fund and Existing Fund with respect to exclusions from the unitary fee.

Comment 7.	In the Combined Proxy Statement/Prospectus, under the section “Fees and Expenses” please include separate fee and expense tables (including examples) for the Existing Fund and the pro forma fees and expenses of the New Fund.

Response.	The Registrant has updated the referenced section to include a comparison of the Existing Fund and the New Fund in Pre-Effective Amendment No. 1 to the Registration Statement.

Comment 8.	In the Combined Proxy Statement/Prospectus, under the section “Additional Information about the New Fund and Existing Fund – Management of the Funds – New Fund” the description of the items excluded from the unitary fee for the New Fund is different than the items described in the New Fund’s registration statement filing on Form N-1A under Rule 485(a). Please revise the disclosure for consistency between the filings.

Response.	The Registrant confirms that it will revise the New Fund’s 485(a) filing to reflect the unitary fee exclusions included in the advisory agreement and as disclosed in the Registration Statement.

Comment 9.	The Existing Fund and the New Fund have different independent registered public accounting firms. As such, please confirm in correspondence that any

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future filings of the New Fund will include the applicable change in accountant disclosures. Reference is made to Dear CFO Item 199804.

Response.	The Registrant confirms that it will include the change in accountant disclosures in the New Fund’s future N-CEN and N-CSR filings, as required.

Comment 10.	In the Combined Proxy Statement/Prospectus, under the section “Additional Information about the New Fund and Existing Fund – Additional Information” on page 19, please remove the first statement in the last paragraph of the section regarding pro-forma financial information.

Response.	The Registrant has removed the requested language in Pre-Effective Amendment No. 1 to the Registration Statement.

Comment 11.	In the Statement of Additional Information, please hyperlink any filings that are incorporated by reference.

Response.	The Registrant has hyperlinked all filings incorporated by reference in Pre-Effective Amendment No. 1 to the Registration Statement.

Comment 12.	On the cover of the Statement of Additional Information, please remove the section on “Pro Forma Financial Statements” and replace with supplemental financial information as required by Regulation S-X, as applicable.

Response.	The Registrant has included the Supplemental Financial Information required by Rule 6-11 of Regulation S-X in Pre-Effective Amendment No. 1 to the Registration Statement.

Legal Comments

Comment 13.	Please disclose, in the principal investment strategies section if the Reverse Cap Weighted U.S. Large Cap Index (the “Index”) currently concentrates in an industry or group of industries, and if so, please disclose such industry or group of industries. If the Index does not currently concentrate in any industry or group of industries, please state as much.

Response.	The Registrant notes that the Index is a rules-based, reverse capitalization weighted index comprised solely of constituents of the S&P 500 Index. The Fund will concentrate to the extent that the Index concentrates; however, neither the Fund nor the Index have a policy to concentrate in a specific industry or group of related industries. Further, the Index is rebalanced quarterly to coincide with the rebalance dates of the S&P 500 Index. The Registrant believes that the disclosure of current industry concentrations of the Index, if any, is not meaningful and may be misleading, because the concentration information may become inaccurate after a quarterly rebalancing of the Index and may imply that the Fund has a policy to concentrate in a

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particular industry, when this is not the case. As such, no changes have been made in response to the above comment.

Comment 14.	Please disclose, in the principal investment strategies section the Index’s policy regarding the composition of its constituents as suggested by its name, specifically, what percentage of the Index constitutes U.S. Large Cap companies.

Response.	The Registrant notes that the Index is a rules-based, reverse capitalization weighted index comprised solely of constituents of the S&P 500 Index. The S&P 500 Index consists of U.S. companies with an unadjusted market capitalization of $11.8 billion or greater and a float-adjusted capitalization that is at least 50% of the unadjusted market capitalization threshold.1 As such, all constituents of the S&P 500 Index are generally considered large capitalization companies. The Registrant believes that the current disclosure accurately reflects the methodology of the Index and demonstrates that the Index is composed predominantly of U.S. large capitalization companies. The Registrant respectfully declines to disclose a specific 80% policy or other such policy, as this nomenclature not part of the Index’s methodology, and the Index is not subject to the Names Rule (Rule 35d-1 under the 1940 Act).

The Registrant acknowledges the SEC’s concern related to index funds stated in the March 6, 2020 Request for Comment on the Names Rule (IC-33809) (“The number of index-based funds is growing. While funds are subject to the Names Rule, indices are not investment companies and not subject to the Names Rule. The staff has observed that index constituents may not always be closely tied to the type of investment suggested by the index's name. This raises questions under the Names Rule when the fund name includes the name of the index.”). The Registrant notes that the name of the Fund does not include the name of the Index, and as such, does not implicate the names rule with respect to the Fund. Further, as stated above, the constituents of the Index are closely tied to the type of investment suggested by the Index’s name.

Comment 15.	Please complete the capitalization table.

Response.	The Registrant has completed the capitalization table.

Comment 16.	In the section entitled “ESS Board’s Considerations Relating to the Reorganization,” please disclose any other alternatives to the Reorganization considered by the ESS Board, in particular whether the Board considered retaining the Existing Fund within ESS, and if not, why.

Response.	The following disclosure has been added to the paragraph entitled “Other Alternatives” in the above-referenced section:

1 Factsheet, S&P 500, https://www.spglobal.com/spdji/en/indices/equity/sp-500/#overview

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In particular, the ESS Board considered that Exponential ETFs had stated its intention to wind down its advisory business and no longer serve as investment adviser to the Existing Fund, including in the event the ESS Board or Existing Fund shareholders declined to approve the Reorganization. The ESS Board noted that the proposed Reorganization was the only alternative presented that would enable shareholders to continue their investment exposure long-term and avoid the impact of a taxable liquidation of the Existing Fund.

Comment 17.	In the section entitled “ESS Board’s Considerations Relating to the Reorganization,” please disclose if the Existing Fund’s adviser disclosed any additional reasons (and what those reasons were), other than its desire to wind-down its advisory business, when it recommended the Reorganization to the Board.

Response.	The Existing Fund’s adviser did not disclose any additional reasons, other than its desire to wind-down its advisory business, when it recommended the Reorganization to the ESS Board. Consequently, no changes have been made in response to the above comment.

Comment 18.	Please provide the staff with a form of proxy card.

Response.	The Registrant has included a form of proxy card in Pre-Effective Amendment No. 1.

* * * * *

If you have any questions, please contact Owen J. Pinkerton at 202-263-4144.

Very Truly Yours,

/s/Owen J. Pinkerton

Owen J. Pinkerton

cc: JoAnn M. Strasser